Exhibit 99.1

China Nepstar Chain Drugstore Schedules Annual General Meeting of Shareholders for October 25, 2011

Shenzhen, China, September 22, 2011 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that it will hold its Annual General Meeting of Shareholders (“AGM”) for the fiscal year ended December 31, 2010 on October 25, 2011 at 10:00 a.m. Beijing Time. The AGM will be held at the meeting room of the Company at 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China.

At the AGM, the chief executive officer, Mr. Fuxiang Zhang, will provide the report of the Company for the fiscal year ended December 31, 2010. The Company welcomes all shareholders of record at the close of business on September 30, 2011 to attend the AGM.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2011, the Company had 2,511 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Contacts

In China:

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

In the United States:

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com